UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number:    000-17791

ATLANTA GOLD INC.

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On July 26, 2007, Atlanta Gold Inc. filed a Material Change Report (Form 51-102F3) with Canadian securities regulators in respect of the matter described in its news release issued July 23, 2007 entitled “Atlanta Gold Announces 42.3% Increase in Equivalent Ounces of Recoverable Gold at Idaho Property”, copies of which are attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

By: /s/ Bill Baird

Name: Bill Baird

Title:   Interim Chief Executive Officer

Date:  July 26, 2007.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Atlanta Gold Inc.

Suite 1250, 155 University Avenue

Toronto, Ontario

M5H 3B7

Item 2.

Date of Material Change

July 23, 2007

Item 3.

News Release

A news release with respect to the material change described herein was released at Toronto on July 23, 2007 (copy attached).

Item 4.

Summary of Material Change

Atlanta Gold Inc. (the “Company”) announced updated resource and reserve estimates based on a CSA National Instrument 43-101 compliant technical report (the “Technical Report”) for its Atlanta gold property (“Atlanta”) near Atlanta, Idaho. The Technical Report was prepared by Vector Engineering, Inc. in June 2007 to reflect improvements in gold and silver prices and increases in projected operating costs which have occurred since a feasibility study  was completed for Atlanta in November 2004, as amended in April 2005, by Behre, Dolbear & Company (USA), Inc. The Technical Report indicates an increase of 222,000  equivalent ounces of recoverable gold, an increase of 42.3% from that indicated in the prior feasibility study.

Item 5.

Full Description of Material Change

A full description of the material change is included in the news release attached hereto.

Item 6.

Reliance on subsection 7.1(2) or(3) of National Instrument 51-102

  (Confidentiality Provisions)

None.

Item 7.

Omitted Information

None.

Item 8.

Executive Officer

For further information, contact Bill Baird, interim Chief Executive Officer of Atlanta Gold Inc. at 416-777-0013.

Item 9.

Date of Report

July 25, 2007

ATLANTA GOLD INC.

By: “Bill Baird”

_____________

Bill Baird

Interim Chief Executive Officer

NEWS RELEASE

July 23, 2007

Atlanta Gold Announces 42.3% Increase in Equivalent Ounces of Recoverable Gold at Idaho Property

Toronto, Ontario – Atlanta Gold Inc. (TSX: ATG) announces updated resource and reserve estimates based on a CSA National Instrument 43-101 compliant technical report (the “Technical Report”) for its Atlanta gold property (“Atlanta”) near Atlanta, Idaho. The Technical Report was prepared by Vector Engineering, Inc. in June 2007 to reflect improvements in gold and silver prices and increases in projected operating costs which have occurred since a feasibility study (the “2005 Feasibility Study”) was completed for Atlanta in November 2004, as amended in April 2005 by Behre, Dolbear & Company (USA), Inc.

Atlanta Gold and Silver Resources

Measured and Indicated resources previously reported in the 2005 Feasibility Study have increased by approximately 2.4 million tons containing an additional 166,000 ounces of gold and 317,000 ounces of silver at a global cut-off grade of 0.020 equivalent ounces of gold per ton using a weighted average recovery rate of 62.7% for gold and 50% for silver.

INCREASE IN GOLD AND SILVER RESOURCES
	2007 Technical Report (000’s)	2005 Feasibility Study (000’s)	Increase (000’s)	Increase %
Measured + Indicated – tons (000’s)	26,947	24,509	2,438	9.9
Measured + Indicated – ounces of gold (000’s)	1,468	1,302	166	12.7
Measured + Indicated – ounces of silver (000’s)	3,532	3,215	317	9.9
Inferred – tons (000’s)	14,928	11,701	3,227	27.6
Inferred - ounces of gold (000’s)	635	475	160	33.7
Inferred - ounces of silver (000’s)	1,322	1,029	293	28.5

The increase in the Measured and Indicated resources from those previously reported in the 2005 Feasibility Study is of particular interest since much of this material previously characterized as Inferred resources has now been included in the Measured and Indicated categories. Inferred resources are treated as waste, with no economic value for generation of reserves or for feasibility-level economic analysis.

Resources are divided into Measured, Indicated, and Inferred categories. The updated resource estimate is summarized in the table below.

GOLD AND SILVER RESOURCES
	Tons (000’s)	Gold Grade Ounces per Ton	Ounces of Gold (000’s)	Silver Grade Ounces per Ton	Ounces of Silver (000’s)
Measured	16,434	0.058	958	0.151	2,483
Indicated	10,513	0.049	510	0.100	1,049
Measured + Indicated	26,947	0.054	1,468	0.131	3,532
Inferred	14,928	0.043	635	0.089	1,322

All resource estimates reported above were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission.

Mineral resources which are not included in mineral reserves have not demonstrated economic viability.

Atlanta Recoverable Gold and Silver Reserves

The Technical Report included mineral reserve estimates as of April 2007 using gold and silver prices of US$550 and US$10 per ounce compared with the base case in the 2005 Feasibility Study which used gold and silver prices of US$350 and US$6 per ounce, respectively. The Monarch and Idaho open pits were designed using operating costs updated to April 2007.  The updated operating costs were then used to set the cut-off grades (global and internal).  The two cut-off grades were then applied to the MineSight geological modeling software to determine the economic pits using a simplified open pit mine design methodology commonly called “cone miner”. The geological modeling software and mine design methodology used for the Technical Report are the same as those used in the 2005 Feasibility Study.

Proven and Probable gold and silver reserves previously reported in the 2005 Feasibility Study have increased by approximately 9.5 million tons containing an additional 222,000 equivalent ounces of gold. This increase in reserves suggests that the projected mine life at Atlanta will extend to 9.3 years compared to the 2005 Feasibility Study’s projected mine life of 5.5 years, assuming production at the rate of approximately 2.5 million tons per year.

INCREASE IN RECOVERABLE GOLD AND SILVER RESERVES
	2007 Technical Report (000’s)	2005 Feasibility Study (000’s)	Increase (000’s)	Increase %
Proven – tons (000’s)	16,978	12,025	4,953	41.2
Probable – tons (000’s)	6,218	1,644	4,574	278.2
Proven and Probable – tons (000’s)	23,196	13,669	9,527	69.7
Proven – recoverable equivalent ounces of gold (000’s)	595	465	130	28.0
Probable – recoverable equivalent ounces of gold (000’s)	152	60	92	153.3
Proven and Probable – recoverable equivalent ounces of gold (000’s)	747	525	222	42.3

The Technical Report estimates that Atlanta contains mineral reserves of approximately 23.2 million tons grading 0.050 ounces of gold per ton and 0.117 ounces of silver per ton at a strip (waste-to-ore) ratio of 3.4 to 1. This equates to 722,000 ounces of gold and 1,360,000 ounces of silver (25,000 equivalent ounces of gold) or 747,000 equivalent ounces of gold.

Reserves are categorized as Proven and Probable and are included in Measured and Indicated resources. The updated recoverable Proven and Probable reserves are summarized in the table below.

RECOVERABLE GOLD AND SILVER RESERVES
Class	Tons (000’s)	Gold				Silver				Recoverable Equivalent Oz. of Gold (000’s)(2)
		Grade (oz. per ton)(1)	Ounces (000’s)	Recovery %	Recoverable Ounces (000’s)(3)	Grade (oz. per ton)	Ounces (000’s)	Recovery %	Recoverable Ounces (000’s)(3)
Proven	16,979	0.054	916	63.2%	575	0.129	2,188	50.0%	1,094	595
Probable	6,217	0.039	243	60.7%	147	0.086	533	50.0%	266	152
Total	23,196	0.050	1,150	62.7%	722	0.117	2,721	50.0%	1,360	747

(1) The global cut-off grade is 0.020 and the internal cut-off grade is between 0.013 and 0.020 equivalent ounces of gold per ton.

(2) Formula for conversion of ounces of silver into equivalent ounces of gold:

Ounces of silver (as recoverable equivalent ounces of gold) = [Ounces of silver x Silver recovery %] x [Silver price in US$ / Gold price in US$]

(3) Minor discrepancies are due to rounding.

The Company plans to conduct an aggressive exploration program to test the potential for a significant increase in reserves. A diamond drill rig is currently operating on site and the Company expects to complete over 20,000 feet of surface drilling at Atlanta during 2007.

Qualified Persons

The principal authors of the Technical Report are Mark E. Smith, P.E., G.E. (Idaho Registered Engineer #4960), Craig L. Parkinson, P.G. (Idaho Professional Geologist #811), and Krishna Sinha, Ph.D., P.E. (Utah Registered Engineer #27254), all of whom meet the requirements of independent Qualified Persons in accordance with Canadian Securities Administrators National Instrument 43-101, “Standards of Disclosure for Mineral Projects”. Information of a technical nature in this news release regarding Atlanta has been prepared and reviewed by the authors of the Technical Report.

The Technical Report will be available on SEDAR at www.sedar.com and on the Company's new website at www.atgoldinc.com.

About the Company

Atlanta Gold Inc. (TSX: ATG) holds through its 100% owned subsidiary, Atlanta Gold Corporation, a 100% interest in Atlanta which comprises 1,891  acres and is located 65 miles east of Boise, in Elmore County, Idaho. A long history of mining makes Atlanta very suitable for the development of new mining projects.  Atlanta was historically mined from at least 24 underground adits when the gold price was US$20 - $35 per ounce.

The Company is focused on advancing its core asset, Atlanta, towards mine development and production and on acquiring, exploring and developing other attractive gold projects.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as "Measured", "Indicated" and "Inferred" resources that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our most recent Form 20-F, which may be secured from the Company or from the SEC's website at http://www.sec.gov/edgar.shtml.

Forward-Looking Information

This news release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. All statements, other than statements of historical fact, are forward-looking statements. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward looking information and statements. Such are based upon assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward looking information and statements involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward looking information and statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration, development and mining (including with respect to size, grade and recoverability of mineral reserves and resources); operational and technical difficulties; risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards; government action or delays in the receipt of governmental approvals, permits and licenses; changes in resource prices and fluctuations in currency exchange rates; the Company’s limited financial resources and the availability of financing alternatives; contests to the title of Company property and changes in general economic conditions or conditions in the financial markets; as well as other risks and uncertainties which are more fully described in the Company’s annual Form 20-F, annual and quarterly Management’s Discussion and Analysis and in other Company filings with securities and regulatory authorities which are available at www.sedar.com.

Readers are cautioned that the foregoing lists of risks, uncertainties and other factors are not exhaustive.  The forward-looking statements contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking information or statements contained herein or in any other documents filed with Canadian and U.S. securities regulatory authorities, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information contact:

Bill Baird

Interim CEO

Telephone: (416) 777-0013; Fax: (416) 777-0014

E-mail: info@atgoldinc.com